SOCIAL INVESTMENT HOLDINGS, INC.

305-351-2407

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ABOUT US | OUR BUSINESS MODEL | JOINT VENTURES | OUR TEAM | INVESTORS



OUR BUSINESS MODEL

The Company contemplates utilizing joint ventures as a form of partnerships. We have entered into 4 joint venture agreements that are contingent on the success of this Offering. The final terms of these joint ventures will be negotiated prior to the funding and creation of these new companies. The Company would look to provide the liquidity needed to joint ventures comprised of the Company, with at least 50% + one (1) share, in most instances and companies or individuals who have the resources or intellectual property that could contribute to revenue, once we provide the needed liquidity. The Company would also invest capital to assist in the retention of small businesses through employee ownership structures. These joint venture partners are carefully selected based on the positive impact their business or ideas could have in minority communities.



There are excellent opportunities for the company to provide a bridge to companies that aren't able to get bank loans, but have revenue that can be maintained and increased. Due to the importance of the church in many of these communities, the faith community will also be sought as collaborators for this initiative, which will include: maintaining and expanding businesses that have reached their sunset without a succession plan, providing important services for the community, and developing businesses that build both self-esteem and entrepreneurial know-how, while concurrently creating socially responsible profits for the company.